                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               __________________


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

                  For the fiscal year ended December 31, 1999
                                           -------------------

                                       OR


       [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                    EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

                For the transition period from _______ to _______


                      Commission file number ______________


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          The Macerich Property Management Company Profit Sharing Plan
          ------------------------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              The Macerich Company
                        401 Wilshire Boulevard, Suite 700
                         Santa Monica, California 90401

                              REQUIRED INFORMATION


The Macerich Property Management Company Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 1999, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consent of Holthouse Carlin & Van Trigt LLP with respect to the annual financial statements of the Plan is filed as Exhibit 23 to this Annual Report.


                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf on this 13th day of July, 2000, by the undersigned hereunto duly authorized.

                             THE MACERICH PROPERTY MANAGEMENT
                             COMPANY PROFIT SHARING PLAN


                             By:   ________________________________
                                   Richard A. Bayer, Trustee


                             By:   ________________________________
                                   Arthur M. Coppola, Trustee


                             By:   ________________________________
                                   Thomas E. O'Hern, Trustee

                                  THE MACERICH
                           PROPERTY MANAGEMENT COMPANY
                          PROFIT SHARING PLAN AND TRUST

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998



                                      WITH

                          INDEPENDENT AUDITORS' REPORT
                          AND SUPPLEMENTARY INFORMATION

                          INDEX TO FINANCIAL STATEMENTS




                                                                           Page


Independent Auditors' Report.............................................. 5

Statements of Net Assets Available for Plan Benefits...................... 6

Statements of Changes in Net Assets Available for Plan Benefits........... 7

Notes to Financial Statements............................................. 8-13

Supplementary Information................................................. 15

                          INDEPENDENT AUDITORS' REPORT






                          Independent Auditors' Report



To the Administrative Committee of
The Macerich Property Management Company Profit Sharing Plan and Trust:

We were engaged to audit the financial statements of The Macerich Property Management Company Profit Sharing Plan and Trust (the "Plan") as of and for the year ended December 31, 1999, and the supplemental schedule as of December 31, 1999, as listed in the accompanying index. These financial statements and schedule are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 3, which was certified by ReliaStar Retirement Plans, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedules. We have been informed by the plan administrator that ReliaStar Retirement Plans holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from ReliaStar Retirement Plans as of and for the year ended December 31, 1999, that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedules taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



/s/ Holthouse Carlin & Van Trigt LLP
Los Angeles, California
July 12, 2000


-------------------------------------------------------------------------------------------------------------------
                                     THE MACERICH PROPERTY MANAGEMENT COMPANY
                                           PROFIT SHARING PLAN AND TRUST
                               STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                            DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------------------------------------------




                                                      ASSETS

                                                                                         December 31,
                                                                                    1999               1998
                                                                              ---------------     -------------

INVESTMENTS, at fair value
      Fidelity Puritan Fund                                                      $ 1,345,927      $ 1,134,706
      Fidelity Growth and Income Fund                                              4,179,753        3,561,390
      Goldman Sachs Capital Growth Fund                                              195,232               --
      Macerich Common Stock Fund                                                      60,579               --
      Putnam Global Growth Fund                                                    3,500,994        1,891,605
      Reliastar Fixed Interest Fund                                                1,495,387        1,110,157
      Salomon Brothers Capital Fund                                                   43,051
                                                                                                           --
                                                                                 10, 820,923        7,697,858

RECEIVABLES
         Employer contribution                                                       832,881          611,320
         Participants' contributions                                                                    1,043
                                                                                          --
                                                                                     832,881          612,363

                                                                                  11,653,804        8,310,221

                                                    LIABILITIES

BENEFITS PAYABLE
                                                                                          --        --

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                            11,653,804       8,310,221















                                                   The accompanying notes are an integral part of these statements.





-------------------------------------------------------------------------------------------------------------------
                                     THE MACERICH PROPERTY MANAGEMENT COMPANY
                                           PROFIT SHARING PLAN AND TRUST
                                        STATEMENTS OF CHANGES IN NET ASSETS
                                            AVAILABLE FOR PLAN BENEFITS
                                  FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
-------------------------------------------------------------------------------------------------------------------






                                                                              For the Years Ended December
                                                                                           31,
                                                                                  1999             1998
                                                                              --------------    ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
         Employer contribution                                                     $ 832,881        $615,087
         Participants' contribution                                                1,191,063         916,072
         Investment income:
         Dividend and interest income                                                 76,187          70,867
         Net appreciation of fair value of investments                             1,701,569       1,252,574

                                                                                   3,801,700       2,854,600

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
         Benefits paid to participants                                               458,117         858,306

NET INCREASE IN PLAN NET ASSETS                                                    3,343,583       1,996,294

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

BEGINNING OF YEAR                                                                  8,310,221       6,313,927

END OF YEAR                                                                      $11,653,804      $8,310,221
















                                                   The accompanying notes are an integral part of these statements.


----------------------------------------------------------------------------
                    THE MACERICH PROPERTY MANAGEMENT COMPANY
                          PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
----------------------------------------------------------------------------



NOTE 1:  DESCRIPTION OF PLAN

The following description of The Macerich Property Management Company Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
The Plan, which was originally adopted on January 1, 1984, is a defined contribution pension plan covering substantially all employees of The Macerich Property Management Company (the "Company" and the "Plan Administrator"). The Plan is subject to regulations set forth by the Department of Labor under the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective January 1, 1995, the Plan was amended to include a participant directed 401(k) option for employees. The Plan was restated and amended effective February 1, 1999 in order to increase the number of investment options provided to Plan Participants, as well as clarify the language of the Plan document. Effective April 1, 1999, the Plan was amended a second time to allow for the acceptance of "rollover" contributions from other qualified plans

Administration
The Company has designated an Administrative Committee (the "Committee"), consisting of Richard Bayer, General Counsel, Arthur Coppola and Thomas O'Hern, officers of the Company. Among other duties, it is the responsibility of the Committee to select and monitor performance of investments and maintain certain administrative records. The committee approved Reliastar Retirement Plans (the "Custodial Trustee") to receive plan contributions from the Company and invest and safeguard the Plan's assets held for investment purposes as directed by the committee. Effective March 1, 1998, the committee appointed Frailey & Associates, Inc. ("Frailey") to assist in administration of the Plan and perform record keeping services. Prior to March 1, 1998, administrative assistance and record keeping services were provided to the Plan by Louis Kravitz & Associates, Inc. ("Kravitz"). The change in third party administrators was necessitated by Kravitz' decision to exit the business of record keeping.

Trustee
In accordance with the provisions of the Plan, all members of the Committee act as the Trustees of the Plan. The Trustee's primary duties are to receive contributions, invest assets and pay benefits.

Employee  Participation  and Eligibility
All employees of the Company may become eligible to participate in the Plan, provided the employee is twenty-one years of age, has completed one year of employment during which at least 1,000 hours of service were provided, and is not covered by a collective bargaining agreement which has made retirement benefits available. An eligible employee may enter the Plan on the January 1 or July 1 which follows satisfaction of the eligibility requirements.

----------------------------------------------------------------------------
                    THE MACERICH PROPERTY MANAGEMENT COMPANY
                          PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)
-----------------------------------------------------------------------------


NOTE 1:  DESCRIPTION OF PLAN (CONTINUED)

Employee  Participation and Eligibility,  Continued
Effective July 1, 1997, the Plan was amended to give employees of newly acquired properties credit for years of service earned prior to Macerich's ownership. If this credit for prior service allows the acquisition employee to meet Plan eligibility requirements, they are granted the option of entering the Plan on the first day of the month following the completion of their ninety day probationary period. Any employee has the option to be excluded from the Plan.

Contributions
The Company may make contributions to the Plan from the net profits of the current year and accumulated earnings from prior years, in one or more installments. The formula for calculating the contributions in any year is discretionary and determined by the Company. In no event shall the contribution by the Company exceed fifteen percent (15%) of the participants' compensation for any Plan year. In 1999 and 1998 the Company contributed three percent (3%) of the participants' compensation totaling $832,881 and $615,087, respectively.

Vesting Provisions
A participant is fully vested in his/her contributions to the Plan. A participant vests in Company contributions, twenty percent (20%) after three years of service, and vests an additional twenty percent (20%) per year at the end of years four through seven. The participant will be fully vested at the end of seven years of service. Service is calculated using all years of service. Additional vesting provisions are as follows:

o        Retirement and death - a participant will be 100% vested upon:
o        Retirement on or after normal retirement date;
o        Death prior to termination of employment; or
o        Permanent disability prior to termination of employment.

Forfeitures
A participant forfeits all non-vested benefits upon terminating employment prior to becoming 100% vested in their profit sharing account if he/she receives a distribution  of  all  vested  benefits.  If  no  distributions  are  made  upon termination, a participant forfeits all non-vested benefits after five consecutive breaks in service have occurred. A break in service is any Plan year with less than 501 hours of service. Forfeitures are generally added to the profit sharing contributions made by the Company for the following plan year, and allocated proportionately to all eligible participants based on pay.

-----------------------------------------------------------------------------
                    THE MACERICH PROPERTY MANAGEMENT COMPANY
                          PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)
-----------------------------------------------------------------------------


NOTE 1:  DESCRIPTION OF PLAN (CONTINUED)

Allocation of Contributions and Earnings
All contributions and forfeitures shall be allocated to the account of each participant with 1,000 hours of service and employed by the Company on the last day of such Plan year. Allocations are based on the ratio of the participant's compensation for the Plan year to the total of the compensation of all participants in the Plan. For the years ended December 31, 1999 and 1998, forfeitures of $25,763 and $33,304 respectively, were allocated to eligible participants accounts.

Earnings are allocated to all participants in the Plan with a balance at the beginning of the Plan year based on the ratio of the participant's balance to the total of all the participants' balances.

o Vested service - A participant shall be credited with one year of vested service for each Plan year during which he/she has completed 1,000 hours of service, including years worked before entering the Plan.

Benefit  Payments
The benefits to be paid to the participant or to his/her beneficiary shall depend on the time and basis for termination of the participant's employment as follows:

Upon termination of service, a participant will be paid his or her vested account balance no later than sixty days after the plan year in which the participant incurs the break in service, or earlier if the Committee so designates.

o Upon retirement, death, or becoming permanently disabled, the participant or his/her designated beneficiary will be given the option to receive payment in one of the following forms:
o        Single lump sum distribution equal to the value of his/her account; or
o Periodic payments over a period not to exceed participant's life expectancy; or
o        Purchase of an annuity.

Tax Status
The Internal Revenue Service has issued a determination letter dated March 6, 1991, under Section 401 (a) of the Internal Revenue Code, the Plan is qualified and the Trust established under the Plan is exempt from Federal income taxes under the provision of Section 501(a). The Plan has been amended since receiving the first determination letter. The Plan obtained its latest determination letter on July 18, 1995, in which the Internal Revenue Service stated that the Plan, as amended, is in compliance with the applicable requirements of the Internal Revenue Code. Effective February 1, 1999, the Plan was amended and restated. In conjunction with this, the Plan has applied for a new determination letter. The Plan Administrator believes the Plan, as amended, is currently being operated in compliance with applicable requirements of the Internal Revenue Code and is exempt from income taxes.

----------------------------------------------------------------------------
                    THE MACERICH PROPERTY MANAGEMENT COMPANY
                          PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)
----------------------------------------------------------------------------


NOTE 1:  DESCRIPTION OF PLAN (CONTINUED)

Pension Benefit Guaranty
Benefits provided by the Plan are not insured by the Pension Benefit Guaranty Corporation (PBGC) under Title IV of ERISA, as ERISA's insurance provisions are not applicable to the Plan.

Termination of the Plan
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

Plan Expenses
All administrative expenses of the Plan are paid by the Company, or, at the election of the Company, from the Plan trust fund. For the years ended December 31, 1999 and 1998, there were no administrative expenses paid from the Plan trust fund. The investment options have certain management fees which reduce the overall return on assets. The net return on investments is reflected net of the management fees.


NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared using the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk
The Plan has exposure to risk to the extent that its investments are subject to market fluctuations that may materially affect the value of the investment balances.

----------------------------------------------------------------------------
                    THE MACERICH PROPERTY MANAGEMENT COMPANY
                          PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)
----------------------------------------------------------------------------

NOTE 3:  INVESTMENTS

FINANCIAL DATA CERTIFIED BY THE CUSTODIAL TRUSTEE

The information included in the accompanying financial statements except for The Macerich Common Stock Fund, contributions receivable, contributions, and distributions for benefit payments is certified by Reliastar Retirement Plans in accordance with 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. The Custodial Trustee has certified that certain of the information provided to the Plan Administrator is complete and accurate with regard to the Plan's investments as of December 31, 1999 and 1998 and the changes in the Plan's investments.

Assets of the Plan have been reported by the trustees at their estimated fair values or contract value. Fair value for all investments is determined by quoted market prices.

All investments in the Plan are participant directed, and all investment options except Goldman Sachs Capital Growth, Salomon Brothers Capital and the Macerich Common Stock Fund exceed five percent of Plan assets.

The following is a brief description of the funds available to the participants:

Reliastar Fixed Interest Fund - This Fund seeks to provide investors with a moderate level of stable income without principal volatility. The Fixed Interest Certificate Account is invested in the General Assets of Reliastar Life, which guarantees both the principal and interest.

Fidelity Puritan Fund - This Fund seeks high current income and preservation of capital through a "balanced" approach to an income-driven investment philosophy. The Fund invests in a mixture of common and preferred stocks, with about 20 to 40% invested in bonds of any quality, which seek high yield and growth of portfolio income.

Fidelity Growth & Income Portfolio - This Fund seeks long-term capital growth, current income and growth of income, consistent with reasonable investment risk. The Fund invests in securities of companies which offer growth of earnings potential while paying current dividends. This may include any combination of common stock, convertible securities, preferred stock and fixed income securities.

Putnam Global Growth Fund - This Fund seeks to limit the risks of currency fluctuations and political events by spreading its investments among countries around the world. Putnam's growth portfolio analysts seek to identify companies with a strong potential for having above average growth over time.

Goldman Sachs Capital Growth Fund - This Fund seeks to provide long-term growth of capital by investing at least 90% of its assets in a diversified portfolio of equity securities of well-known companies with strong brand franchises. While the Fund primarily invests in publicly traded U.S. securities, it may invest up to 10% of its total assets in foreign securities.

----------------------------------------------------------------------------
                    THE MACERICH PROPERTY MANAGEMENT COMPANY
                          PROFIT SHARING PLAN AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                                   (CONTINUED)
----------------------------------------------------------------------------


NOTE 3:  INVESTMENTS (CONTINUED)

Salomon Brothers Capital Fund - This Fund seeks capital appreciation through investments primarily in common stock, or securities convertible into common stock, which are believed to have above average price appreciation potential and which may also involve above average risk. The Fund invests in the stocks of well known companies, relatively small and newer companies as well as in new issues and may be subject to wide fluctuations in market value.

Macerich Common Stock Fund - This Fund seeks capital appreciation and dividend income through investment in common stock of The Macerich Company. The Fund allows Plan members the ability to participate in the ownership of their employer's common stock.

---------------------------------------------------------------------------
                    THE MACERICH PROPERTY MANAGEMENT COMPANY
                          PROFIT SHARING PLAN AND TRUST
                           EIN 95-4203908 PLAN NO. 001
---------------------------------------------------------------------------


                            SUPPLEMENTARY INFORMATION

                         SCHEDULES PROVIDED PURSUANT TO
                  THE DEPARTMENT OF LABOR RULES AND REGULATIONS








Note: Certain schedules required under the Employee Retirement Income Security Act of 1974 have been omitted as they are not applicable.

---------------------------------------------------------------------------
                    THE MACERICH PROPERTY MANAGEMENT COMPANY
                          PROFIT SHARING PLAN AND TRUST
                           EIN 95-4203908 PLAN NO. 001
          ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1999
---------------------------------------------------------------------------




       Identity of Issuer                 Description of Investment                     Market Value
    ------------------------     ------------------------------------------        ----------------------

     Fidelity                     Fidelity Puritan Fund                                  $1,345,927
     Fidelity                     Fidelity Growth and Income Fund                         4,179,753
     Goldman Sachs                Goldman Sachs Capital Growth Fund                         195,232
     Macerich                     Macerich Common Stock Fund                                 60,579
     Putnam                       Putnam Global Growth Fund                               3,500,994
     Reliastar*                   Reliastar Fixed Interest Fund                           1,495,387
     Salomon Brothers             Salomon Brothers Capital Growth                            43,051
                                                                                       ------------

                                                                                        $10,820,923
                                                                                       -------------
                                                                                       -------------






*Indicates a party-in-interest


























                                                   The accompanying notes are an integral part of these statements.



